

October 9, 2012

Via E-mail
Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453

> **Re: Steinway Musical Instruments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 15, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed on August 7, 2012**
> **File No. 001-11911**

Dear Mr. Hanson:

We have reviewed your response letter dated September 7, 2012 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to our prior comment 2. You state that you focus your results of operations disclosure on gross profit because: it is consistent with internal reporting and analysis, cost of sales moves in tandem with sales if other factors remain constant, discussion of gross profit subsumes cost of sales, and focusing on gross profit allows you to home in on non-volume related factors. However, your disclosure on fiscal year 2011 piano gross profit essentially states that domestic and overseas margins grew due to higher sales volumes of Steinway grands. In this regard, your gross profit disclosure does not home in on non-volume related factors as you state is the intent of this portion of your disclosure. You do state that the increased production levels improved factory efficiency and generated higher profits.

Based on this disclosure, investors could presume that the increase in cost of sales is all volume related, with benefits on a cost per unit basis due to leveraging of fixed factory/production costs. However, if this is the case, it is unclear to us why you would not provide a direct discussion of cost of sales simply stating these facts. Therefore, we continue to believe that cost of sales should be discussed and analyzed directly.

We encourage you to retain commentary of the material factors contributing to variances in gross profit and gross profit margin percentages, to the extent not apparent from or duplicative of your separate analysis of net sales and cost of sales. For example, commentary on the relative mix between sales of higher and lower margin products and sales at wholesale through your dealer network versus direct to consumers at one of your retail stores appears to be complementary to the overall analysis, particularly in regard to variances in the gross profit margin percentage.

Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

2.   Please revise your net sales discussion to disclose the effects of price and volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Commitments and Contingent Liabilities

Legal and Environmental Matters, page F-28

3.   Refer to your response to our prior comment 5. Please clarify for us and in your disclosure the total amount accrued at December 31, 2011 for the environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation. Your response indicates that $2.4 million was accrued at December 31, 2011. However, your present disclosure appears to indicate that only $1.2 million was accrued ($0.8 million liability assumed by you in the acquisition and $0.4 million accrued for the alternative remediation pilot study). The present disclosure appears to characterize the $2.4 million as estimated remaining costs to be incurred with respect to established remedial plans, suggesting that this amount should be added to the $1.2 million accrued.

Note 20. Segment Information, page F-41

4.   We note your response to our prior comment 6. You state that you do not have sufficient discrete financial information for the three piano brands because your information is limited to revenue and gross profit. We believe that sales, cost of sales, and the resulting gross profit is sufficient discrete financial information because ASC 280-10-50-11 uses gross profit margins as an example of financial information

that may be used in evaluating whether aggregation of operating segments is appropriate. You also state that piano segment assets, with the exception of inventory, are not allocated, tracked, or structured by product line since the assets service all product lines. Please note that ASC 280-10-55-5 states that allocation of assets is not a criterion for a component to be considered an operating segment. Finally, you state that the chief operating decision maker (CODM) does not review operating results by product line. However, we note that your results of operations disclosure refers to the impacts of activity of specific product lines on sales and gross profit. In this regard, it would appear that product line information is reviewed and used internally. In view of the above, please reconsider your assessment of the three piano product lines as operating segments and advise.

5. If you continue to believe that your current segment presentation is appropriate, please provide us with a representative example of the internal financial information regularly provided to your CODM for a reporting period in fiscal 2011 to help us better understand the nature of your internal reporting.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments and Contingent Liabilities, page 15

6. We note that on January 20, 2012 you reached an agreement in principle to sell your band division. However, you disclose that the agreement is still in the process of negotiation, and your response to our prior comment 7 states that the sale is only one of several strategic alternatives being evaluated. Please tell us the purpose, nature, standing and current status of the agreement in principle.

7. In view of the agreement in principle to sell the band division and establishment of a special committee of your board of directors to evaluate strategic alternatives for this division, please explain to us why you have not presented the band division as held for sale in 2012 pursuant to ASC 360-10-45-9 through 45-14 and a discontinued operation pursuant to ASC 205-20.

8. In this note you continue to disclose that if the sale of the band division were to be completed, it is possible that the disposal could result in a pre-tax loss in the range of $48.0-$53.0 million. Please explain to us the basis for this range of loss. If this range of loss is indicative of the excess of carrying value over the fair value of this segment, it remains unclear why no impairment in this range has been recognized in 2012 pursuant to ASC 360-10-35-43. This paragraph specifies that a disposal group classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Please advise.

9. In response to our prior comment 7, you state that for purposes of impairment testing, the highest and best use of the assets of the band division continues to be based on operation as a business. Given that an agreement in principle to sell this division has

been reached, it appears that its fair value should be on the basis of held for sale. In this regard, ASC 820-10, in particular paragraph 35-10E.a.1, indicates that the fair value of the highest and best use is based on the price that would be received in a current transaction to sell. Please explain to us your consideration of the applicable provisions of ASC 820-10 in your determination of the fair value of the band division and related evaluation of impairment.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 24

10. We note that in each of the annual periods ended December 31, 2011, 2010 and 2009 you had positive cash flows from operating activities. However, in the six months ended June 30, 2012 and 2011, you had negative cash flows from operating activities. In light of this change, please explain to us and disclose the reason for the negative cash flows. Please consider similar disclosure in subsequent interim periods in which cash flows from operating activities are negative or unusually low.

11. Your analysis of the variance in operating cash flows should focus on the factors that directly affect cash. As currently disclosed, it is not clear how changes in net income, prepared on the accrual basis of accounting, and the noncash adjustments loss on extinguishment of debt and stock based compensation directly contribute to a variance in cash. Please revise your disclosure accordingly. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

12. In connection with the comment above, please ensure you identify factors that substantially account for the variance in cash flows from operating activities between comparable periods. For example, you report a variance between the six months ended June 30, 2012 and 2011 of $1.6 million. However, the sum of the items indicated in your current disclosure in explanation of the variance, exclusive of the net income and noncash adjustments noted above, appears to net to $0.2 million.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 201-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief